FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on November 4, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: November 5, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

For Immediate Release

Komatsu Ltd.

2-3-6 Akasaka, Minato-ku,

Tokyo 107-8414, Japan

Corporate Communications Dept.

Tel: +81-(0)3-5561-2616

Date: November 4, 2003

        URL: http://www.komatsu.com/

Komatsu signs Share Purchase Agreement for acquisition of

Partek Forest, manufacturer of Valmet and Timbco forestry equipment

Komatsu Ltd. has agreed with KONE Corporation to acquire 100% shares of KONE’s subsidiaries, Partek Forest AB and Partek Forest Holdings, LLC (collectively, “Partek Forest”). The enterprise value of the transaction is EUR 120 million. Partek Forest, one of the leading companies for purpose built forestry equipment, produces and sells a wide range of equipment including harvesters, forwarders and feller bunchers. The acquisition is expected to close by the end of 2003, subject to necessary regulatory filings and approvals including those under the applicable antitrust laws and regulations.

Komatsu manufactures and distributes forestry equipment based on its excavators and bulldozers in some regions. By acquiring Partek Forest, Komatsu will establish a wide range of forestry equipment with presence in all major markets around the world. In addition, by combining the regional strength of Partek Forest in Europe and Komatsu in the Americas, Asia and the Pacific, Komatsu will create a powerful distribution and service network and develop a 50 billion yen forestry equipment business. Post acquisition, Partek Forest’s products will continue to be sold under the Valmet and Timbco brands. Partek Forest has mainly direct sales networks, except in North America and in some other markets where Partek Forest’s products are sold through distributors. In North and South America, Partek Forest products are already being sold through some of the Komatsu distributors. Komatsu will further strengthen the distribution and service network to enhance customer satisfaction of forestry equipment users.

Komatsu is currently pursuing a growth strategy and by making a full-scale entry into the forestry equipment business, Komatsu will broaden and strengthen its business base with the aim of increasing sales and profitability.

Outline of Partek Forest AB

Company name:	Partek Forest AB

Established:	1961

Head Office:	Umea, Sweden

President & CEO:	Hans Eliasson

Main Businesses:	Manufacture and sale of forestry equipment
mainly used in Europe

Manufacturing Base:	Umea and Vindeln, Sweden

Number of Employees:	Approx. 940

Annual Sales (2002):	Approx. 190 million Euro

Outline of Partek Forest Holdings, LLC (Partek Forest North America, LLC)

Company name:	Partek Forest Holdings, LLC
(Partek Forest North America, LLC)

Established:	2002

Head Office:	Shawano, Wisconsin, USA

President:	Leif Magnusson

Main Businesses:	Manufacture and sale of forestry equipment
mainly used in North America

Manufacturing Base:	Shawano, Wisconsin, USA

Number of Employees:	Approx. 80

Annual Sales (2002):	Approx. 45 million Euro

Outline of KONE Corporation

Company name:	KONE Corporation

Established:	1910

Head Office:	Helsinki, Finland

Securities:	Listed on Helsinki Stock Exchange

Chairman & CEO:	Antti Herlin

Main Businesses:	Production, sale and service of elevators, escalators and
material handling equipment

Service Operations:	Deployed worldwide in 40 countries

Number of Employees:	Approx. 35,000

Annual Sales (2002):	Approx. 5.5 billion Euro